Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Market-Linked Notes Linked to SPXI3EV6

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500 Futures 35% Intraday Edge Volatility TCA 6% Decrement Index (USD) ER (Ticker: SPXI3EV6)
Pricing date:	March 26, 2026
Valuation dates:	March 29, 2027, March 27, 2028, March 26, 2029, March 26, 2030 and March 26, 2031 (the "final valuation date")
Maturity date:	March 31, 2031
Automatic early redemption:	If, on any valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the premium threshold value applicable to that valuation date, the notes will be automatically redeemed for $1,000 *plus* the premium applicable to that valuation date.
CUSIP / ISIN:	17332UWP7 / US17332UWP73
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Premium:	9.00% per annum*
Premium threshold value:	125% of the initial underlying value on the first valuation date, decreasing by 5.00% on each subsequent valuation date
Payment at maturity (if not autocalled prior to maturity):	• If the final underlying value is greater than or equal to the premium threshold value applicable to the final valuation date: $1,000 + the premium applicable to the final valuation date • If the final underlying value is less than the premium threshold value applicable to the final valuation date: $1,000 All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing supplement:	[Preliminary Pricing Supplement dated March 3, 2026]

* The actual premium will be determined on the pricing date.

** The hypotheticals assume that the premium will be set at the lowest value indicated in this offering summary.

Hypothetical Payment at Early Redemption**

Valuation Date	Premium Threshold Value***	Premium	Hypothetical Payment at Early Redemption
March 29, 2027	125.00%	9.00%	$1,090.00
March 27, 2028	120.00%	18.00%	$1,180.00
March 26, 2029	115.00%	27.00%	$1,270.00
March 26, 2030	110.00%	36.00%	$1,360.00

***Percentage of initial underlying value

If, on any valuation date prior to the final valuation date, the closing value of the underlying is not greater than or equal to the premium threshold value applicable to that valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity**

(if not automatically redeemed)


$2,000
$1,800
$1,600
$1,450.00
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity Per $1,000 Stated Principal Amount
$1,000.00 stated principal amount
5.00%
45.00%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Percentage Change in Closing Value of Underlying from Pricing Date to Final Valuation Date
The Notes
The Underlying

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may not receive any return on your investment in the notes . • The notes do not pay interest. • The premium threshold value is greater than the initial underlying value. • Your potential return on the notes is limited to the applicable premium payable upon automatic early redemption or at maturity. • The notes may be automatically redeemed prior to maturity, limiting the term of the notes. • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms . • The performance of the notes will depend on the closing values of the underlying solely on the valuation dates, which makes the notes particularly sensitive to volatility in the closing values of the underlying on or near the valuation dates. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date is less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. • The underlying is highly risky because it may reflect highly leveraged exposure to the Underlying Futures Index and may therefore experience a decline that is many multiples of any decline in the Underlying Futures Index • The underlying may realize significant losses if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines. • A significant portion of the underlying may be hypothetically uninvested, dampening returns. • The underlying may significantly underperform the S&P 500® Index. • The underlying may experience significantly greater volatility than its volatility target. • The underlying’s intraday trend - following mechanism may not be effective. • The underlying’s overnight mean - reversion mechanism may not be effective. • The underlying may perform poorly in temporary market downturns. • The underlying may be adversely affected by a “decay” effect. • The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost. • The performance of the underlying will be reduced by notional costs and by a decrement of 6% per annum. • The decrement of 6% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 6%. • The negative impact of notional costs on the annual return of the underlying may be greater than the absolute amount by which notional costs reduce the level of the underlying. • The manner in which the underlying measures underlying volatility may not be effective. • This approach to determining the underlying volatility is premised on the notion that forward - looking implied volatility tends to be higher than backward - looking realized volatility because of a risk premium embedded in the options used to calculate forward - looking implied volatility • The underlying has limited actual performance information. • An affiliate of ours participated in the development of the underlying . The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should re ad the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.